
04009272

FORM 6-K


RECD S.E.C.
FEB 27 2004
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Fomento Económico Mexicano, S.A. de C.V. for the twelve months ended December 31, 2002 and 2003. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Income Statement
- Consolidated Statement of Changes in Financial Position
- Data per Share
- Consolidated Ratios
- Notes to the Consolidated Financial Statements
- Discussion and Analysis of the Director General on the Financial Condition and Results of Operations of the Company
- Accompanying Notes to the Consolidated Financial Statements
- Summary of Investments in Shares
- Summary Schedule of Credit and Loans
- Trade Balance and Monetary Position in Foreign Currency
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers or Distribution Centers
- Main Raw Materials
- Sales Distribution by Product: Domestic Sales
- Sales Distribution by Product: Foreign Sales
- Project Information
- Transactions in Foreign Currency and Conversion of Consolidated Balance Sheets of Foreign Operations
- Integration of the Paid Capital Stock
- Declaration of the Company Officials
- General Issuer and Employee Data

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL	TRIMESTRE AÑO ANTERIOR
		Importe	Importe
72	CAPITAL DE TRABAJO	3,443,544	12,138,231
73	FONDO PARA PENSIONES Y PRIMA DE	1,815,327	1,116,712
74	NUMERO DE FUNCIONARIOS	1,036	752
75	NUMERO DE EMPLEADOS	46,157	18,448
76	NUMERO DE OBREROS (*)	38,943	22,456
77	NUMERO DE ACCIONES EN CIRCULACION	5,297,310,450	5,297,310,450
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**75,891,283**	**100**	**55,394,730**	**100**
2	COSTO DE	39,371,096	52	27,640,075	50
3	**RESULTADO BRUTO**	**36,520,187**	**48**	**27,754,655**	**50**
4	GASTOS DE	24,406,497	32	17,876,096	32
5	**RESULTADO DE OPERACION**	**12,113,690**	**16**	**9,878,559**	**18**
6	COSTO INTEGRAL DE FINANCIAMIENTO	3,422,936	5	372,948	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**8,690,754**	**11**	**9,505,611**	**17**
8	OTRAS OPERACIONES FINANCIERAS	655,852	1	950,647	2
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**8,034,902**	**11**	**8,554,964**	**15**
10	PROVISION PARA IMPUESTOS Y	3,377,631	4	3,763,727	7
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**4,657,271**	**6**	**4,791,237**	**9**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**4,657,271**	**6**	**4,791,237**	**9**
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**4,657,271**	**6**	**4,791,237**	**9**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**4,657,271**	**6**	**4,791,237**	**9**
19	PARTICIPACION MINORITARIA	1,564,455	2	1,844,326	3
20	**RESULTADO NETO MAYORITARIO**	**3,092,816**	**4**	**2,946,911**	**5**

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**75,891,283**	**100**	**55,394,730**	**100**
21	NACIONALES	61,592,764	81	51,506,751	93
22	EXTRANJERAS	14,298,519	19	3,887,979	7
23	CONVERSION EN DOLARES	1,272,676	2	346,060	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**3,422,936**	**100**	**372,948**	**100**
24	INTERESES PAGADOS	2,540,319	74	943,475	253
25	PERDIDA EN CAMBIOS	3,165,914	92	(453,570)	(122)
26	INTERESES GANADOS	694,798	20	465,372	125
27	GANANCIA EN CAMBIOS	633,476	19	(746,260)	(200)
28	RESULTADO POR POSICION	(955,023)	(28)	(397,845)	(107)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**655,852**	**100**	**950,647**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	655,852	100	950,647	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**3,377,631**	**100**	**3,763,727**	**100**
32	I.S.R.	2,567,137	76	3,435,313	91
33	I.S.R. DIFERIDO	436,541	13	6,163	0
34	P.T.U.	373,953	11	322,251	9
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	75,596,965	55,176,321
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	75,891,283	55,394,730
39	RESULTADO DE OPERACION	12,113,690	9,878,559
40	RESULTADO NETO MAYORITARIO (**)	3,092,816	2,946,911
41	RESULTADO NETO (**)	4,657,271	4,791,237

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: 4 AÑO: 2003

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	21,850,699	100	14,263,284	100
2	COSTO DE	11,337,482	52	7,250,053	51
3	**RESULTADO BRUTO**	10,513,217	48	7,013,231	49
4	GASTOS DE	6,914,845	32	4,467,214	31
5	**RESULTADO DE OPERACION**	3,598,372	16	2,546,017	18
6	COSTO INTEGRAL DE FINANCIAMIENTO	445,071	2	194,293	1
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	3,153,301	14	2,351,724	16
8	OTRAS OPERACIONES FINANCIERAS	(56,904)	0	185,020	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	3,210,205	15	2,166,704	15
10	PROVISION PARA IMPUESTOS Y	1,446,041	7	892,980	6
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	1,764,164	8	1,273,724	9
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	1,764,164	8	1,273,724	9
14	RESULTADO POR OPERACIONES (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	1,764,164	8	1,273,724	9
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	1,764,164	8	1,273,724	9
19	PARTICIPACION MINORITARIA	741,168	3	515,959	4
20	RESULTADO NETO MAYORITARIO	1,022,996	5	757,765	5

CLAVE DE COTIZACION: FEMSA

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

ESTADO DE RESULTADOS TRIMESTRAL

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**21,850,699**	**100**	**14,263,284**	**100**
21	NACIONALES	16,183,687	74	13,286,792	93
22	EXTRANJERAS	5,667,012	26	976,492	7
23	CONVERSION EN DOLARES	504,407	2	86,915	1
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**445,071**	**100**	**194,293**	**100**
24	INTERESES PAGADOS	560,242	126	276,671	142
25	PERDIDA EN CAMBIOS	318,734	72	(123,046)	(63)
26	INTERESES GANADOS	99,209	22	147,984	76
27	GANANCIA EN CAMBIOS	(133,375)	(30)	(158,106)	(81)
28	RESULTADO POR POSICION	(468,071)	(105)	30,546	16
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(56,904)**	**100**	**185,020**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	(56,904)	(100)	185,020	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,446,041**	**100**	**892,980**	**100**
32	I.S.R.	597,421	41	765,729	86
33	I.S.R. DIFERIDO	704,939	49	1,778	0
34	P.T.U.	143,681	10	125,473	14
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**4,657,271**	**4,791,237**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	6,369,585	5,086,644
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIC**	**11,026,856**	**9,877,881**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(2,168,712)	(105,134)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**8,858,144**	**9,772,747**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(8,352,149)	4,884,337
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(1,070,147)	(1,185,363)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(9,422,296)**	**3,698,974**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(6,849,912)**	**(6,257,058)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	(7,414,064)	7,214,663
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	15,147,533	7,932,870
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	7,733,469	15,147,533

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**6,369,585**	**5,086,644**
13	+ DEPRECIACION Y AMORTIZACION DEL	4,944,734	4,082,450
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	96,489	99,117
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	0	0
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	1,328,362	905,077
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(2,168,712)**	**(105,134)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	361,453	443,952
19	+ (-) DECREMENTO (INCREMENTO) EN	(910,119)	(718,284)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	88,027	(389,339)
21	+ (-) INCREMENTO (DECREMENTO) EN	(1,106,646)	873,968
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	(601,427)	(315,431)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(8,352,149)**	**4,884,337**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(4,317,613)	2,005,825
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	19,976,399	3,694,531
25	+ DIVIDENDOS	0	0
26	+ OTROS	(22,929,718)	(409,032)
27	(-) AMORTIZACION DE FINANCIAMIENTOS	(1,081,217)	(406,987)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(1,070,147)**	**(1,185,363)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(1,070,147)	(1,185,363)
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(6,849,912)**	**(6,257,058)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	(62,703)	(132,298)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(3,738,646)	(3,229,007)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	(282,022)	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(2,766,541)	(2,895,753)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe		Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$	.52	$	.50
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$	.65	$	.62
3	UTILIDAD DILUIDA POR ACCION (**)	$	.00	$	.00
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$	.52	$	.50
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$	.00	$	.00
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$	.00	$	.00
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$	.00	$	.00
8	VALOR EN LIBROS POR ACCION	$	5.36	$	4.54
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$	.08	$	.13
10	DIVIDENDO EN ACCIONES POR ACCION		.00 acciones		.00 acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS		1.81 veces		1.74 veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)		18.59 veces		15.89 veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)		14.87 veces		12.71 veces

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	6.14	%	8.65	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	10.89	%	12.27	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	4.46	%	7.65	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	13.63	%	19.50	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	20.51	%	8.30	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.73	veces	0.88	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.80	veces	1.78	veces
8	ROTACION DE INVENTARIOS (**)	5.73	veces	5.44	veces
9	DIAS DE VENTAS POR COBRAR	18	dias	18	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	6.61	%	6.57	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	55.82	%	45.26	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.26	veces	0.83	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	38.46	%	39.33	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	79.06	%	32.73	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	4.77	veces	10.47	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.30	veces	1.95	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.21	veces	1.99	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.79	veces	1.57	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.35	veces	0.86	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	46.26	%	123.01	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	14.53	%	17.83	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(2.86)	%	(0.19)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	3.49	veces	10.36	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	88.64	%	132.05	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	11.36	%	(32.05)	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	54.58	%	51.61	%

(**) INFORMACION ULTIMOS DOCE MESES

s51: ESTA FORMADO POR LOS DERECHOS DE EMBOTELLADO Y DISTRIBUCIÓN Y POR LA ADQUISICIÓN DE MARCAS.
r22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 11,963,610 Y PS. 1,824,347, PARA EL 2003 Y 2002 RESPECTIVAMENTE.
rt22: INCLUYE VENTAS HECHAS POR LAS SUBSIDIARIAS DE COCA-COLA FEMSA QUE SE ENCUENTRAN FUERA DE MÉXICO POR PS. 5,167,910 Y PS. 622,147, PARA EL 2003 Y 2002 RESPECTIVAMENTE.
c13: DE ACUERDO CON LA METODOLOGÍA DEL ESTADO DE CAMBIOS EN SITUACIÓN FINANCIERA "BOLETÍN B-12" DE LOS PCGA, NO SE ESTAN INCLUYENDO LOS CARGOS VIRTUALES PROVENIENTES DEL CAPITAL DE TRABAJO POR PS. 183,377 Y PS. 119,133, PARA EL 2003 Y 2002 RESPECTIVAMENTE.
c26: INCLUYE COSTO POR ADQUISICIÓN DE PANAMCO NETO DE LA APORTACIÓN DE CAPITAL DE THE COCA-COLA COMPANY A COCA-COLA FEMSA, EL CUAL ASCENDIÓ A PS. 22,590,299.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

FEMSA Reporta Sólidos Resultados:
La Utilidad de Operación creció 41.4%
a 3,599 millones de pesos en el 4T03

Monterrey, México, febrero 26 del 2004 - Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") (BMV: FEMSA UBD, FEMSA UB; NYSE: FMX), la empresa de bebidas líder en América Latina, reportó hoy sus resultados operativos y financieros para el cuarto trimestre y el año 2003.

Datos Sobresalientes

Los ingresos totales de FEMSA registraron un crecimiento de 37.0% alcanzando 75,891 millones de pesos durante el 2003 con un margen operativo consolidado de 16.0%.

Coca-Cola FEMSA continúa con su rápida integración de los territorios de Panamco. Los ingresos totales aumentaron 91.4% logrando 35,729 millones de pesos en el 2003, contribuyendo con más de la mitad de los ingresos totales de FEMSA. El volumen de ventas total comparable creció 2.2% en México durante el 2003, incluyendo un crecimiento del 2.9% en el volumen de refrescos.

Los volúmenes de ventas de FEMSA Cerveza nacional y de exportación, crecieron 5.2% a 5.820 millones de hectolitros y 2.9% a 419 millones de hectolitros, respectivamente, durante el 4T03; en gran parte como resultado de las exitosas promociones de la marca Sol en México y Dos Equis y Tecate en los Estados Unidos.

Oxxo abrió 582 nuevas tiendas durante el 2003, ampliando la cobertura nacional a 2,798 tiendas. Los ingresos totales registraron un crecimiento del 27.6% alcanzando 4,511 millones de pesos durante el 4T03, con un margen de operación de 70 puntos base por arriba del 4T02.

"Estoy muy satisfecho de reportar por noveno año consecutivo un crecimiento en la utilidad de operación de FEMSA. Nuestra Compañía continuó fortaleciendo su posición competitiva en México y América Latina tanto en el último trimestre, como durante todo el año 2003. Hoy operamos en nueve países de América Latina, en comparación con sólo dos países el año anterior y exportamos a mercados clave en el mundo. La compra de Panamco nos coloca como un importante competidor a nivel regional. Creemos que las sinergias y economías de escala de nuestra nueva plataforma producirán mejores resultados para nuestros colaboradores, clientes, consumidores y accionistas", afirmó José Antonio Fernández Carbajal, presidente y director general de FEMSA.

Nota
Debido a la adquisición de Panamerican Beverages, Inc. ("Panamco") empezamos a consolidar estos resultados financieros en Coca-Cola FEMSA y FEMSA a partir de mayo del 2003. Por tal motivo, los resultados de Coca-Cola FEMSA y de FEMSA no serán totalmente comparables con períodos anteriores hasta el 3T04 y como año completo, en el 2005.

EXPLICACIÓN DE RESULTADOS FINANCIEROS PARA EL CUARTO TRIMESTRE Y RESULTADOS FINANCIEROS AUDITADOS PARA EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2003 COMPARADO CON EL CUARTO TRIMESTRE Y EL AÑO TERMINADO EL 31 DE DICIEMBRE DEL 2002.

Los ingresos totales de FEMSA aumentaron 53.2% a 21,850 millones de pesos durante el 4T03 comparados con 14,264 millones de pesos en el 4T02. Este incremento fue impulsado por el crecimiento en ingresos de cada una de las principales subsidiarias. En línea con el 3T03, la mayor parte del incremento proviene de Coca-Cola FEMSA por los territorios adquiridos. Otras razones del aumento en los ingresos totales durante el cuarto trimestre son: (i) FEMSA Comercio tuvo un sólido crecimiento de 27.6% en sus ventas gracias a la apertura neta de 257 tiendas durante el 4T03, (ii) FEMSA Cerveza incrementó su volumen de ventas nacionales en 5.2% y dado que no hubo aumento de precios, reflejó un incremento de 3.0% en sus ingresos totales, (iii) FEMSA Empaques registró un incremento en ingresos de 8.8%, principalmente originado por un aumento en la demanda de botellas y latas de bebidas, así como de refrigeradores para los territorios adquiridos de Panamco.

Para el año 2003 los ingresos totales consolidados aumentaron 37.0% para llegar a 75,891 millones de pesos comparados con 55,395 millones de pesos en el 2002, impulsados principalmente por la adquisición de Panamco. Coca-Cola FEMSA alcanzó ingresos totales por 35,729 millones de pesos durante el 2003. FEMSA Cerveza incrementó su volumen de ventas 3.2% con lo cual alcanzó 24.564 millones de hectolitros; esto le permitió incrementar los ingresos totales 1.3% a 21,924 millones de pesos, a pesar de que no hubo aumento de precios. FEMSA Comercio tuvo un sólido crecimiento en sus ventas totales de 25.3%, gracias a la apertura neta de 582 tiendas durante el año 2003. FEMSA Empaques aumentó sus ingresos totales en 7.1% por un incremento considerable en la demanda de latas de bebidas, así como de refrigeradores para los territorios adquiridos de Panamco.

El margen bruto disminuyó 102 puntos base registrando 48.4% de las ventas netas en el 4T03 comparado con 49.4% durante el 4T02. Esto fue resultado fundamentalmente de que no hubo aumento de precios en las principales líneas de productos, la devaluación del peso que afectó los costos denominados en dólares, mayores precios en materias primas y la integración de las nuevas operaciones de Coca-Cola FEMSA.

Para el año 2003, el margen bruto disminuyó 199 puntos base registrando 48.3% de las ventas netas, ascendiendo a 36,520 millones de pesos comparado con 50.3% y 27,755 millones de pesos ventas netas en el 2002, respectivamente.

La utilidad de operación (incluyendo la participación en compañías asociadas) aumentó 41.4% a 3,599 millones de pesos durante el 4T03, reflejando un margen de operación de 16.5%. El margen mostró una contracción de 138 puntos base comparado con el 4T02, resultado de la integración de los nuevos territorios, los cuales tenían un menor nivel de rentabilidad que los territorios originales de Coca-Cola FEMSA. La disminución en el margen de operación durante el 4T03 también se atribuyó a: (i) el incremento de la contribución de las tiendas de conveniencia Oxxo en los resultados consolidados, y (ii) a que tanto FEMSA Cerveza como FEMSA Empaques, tuvieron contracciones en sus márgenes de operación como resultado de un menor margen bruto, ya que no hubo aumento de precios y al impacto de la devaluación del peso sobre las materias primas denominadas en dólares.

En el 2003, la utilidad de operación aumentó 22.6% a 12,114 millones de pesos comparada con 9,879 millones de pesos en el 2002. El margen de operación consolidado disminuyó 180 puntos base en relación a los niveles del 2002, alcanzando 16.0% de los ingresos totales.
El gasto financiero neto ascendió a 461 millones de pesos durante el 4T03, principalmente como resultado del endeudamiento adicional para la adquisición de Panamco por parte de Coca-Cola FEMSA. Para el 2003, el gasto financiero neto fue de 1,845 millones de pesos.

La fluctuación cambiaria fue una pérdida de 452 millones de pesos durante el 4T03, comparada con una pérdida de 35 millones de pesos en el 4T02, principalmente por el mayor nivel de endeudamiento en dólares para adquisición antes mencionada. En el año 2003 la pérdida cambiaria fue de 2,532 millones de pesos, comparada con una pérdida cambiaria de 293 millones de pesos en el año 2002. Adicionalmente el peso se devaluó 3.3% en términos reales contra el dólar durante el año 2003.

El resultado por posición monetaria presentó una ganancia de 468 millones de pesos durante el 4T03, comparado con la pérdida de 31 millones de pesos en el 4T02. En el 2003, la ganancia por posición monetaria ascendió a 954 millones de pesos, comparada con una ganancia de 398 millones de pesos en el 2002. Esta ganancia es resultado del impacto inflacionario sobre el mayor nivel de endeudamiento registrado durante el año.

Los impuestos reconocidos durante el 4T03 sumaron 1,446 millones de pesos, los cuales incluyen el impuesto sobre la renta, impuesto sobre activos y la participación de los trabajadores en las utilidades ("impuestos"), comparados con 894 millones de pesos durante el 4T02. Para el año 2003, los impuestos sumaron 3,378 millones de pesos. La tasa efectiva de impuestos sobre la utilidad antes de impuestos para el 2003 fue de 42.0%, la cual se compara favorablemente con el 44.0% del año 2002.

La utilidad neta registró 1,764 millones de pesos durante el 4T03, con un crecimiento de 38.6% con respecto al 4T02. Para el 2003, la utilidad neta disminuyó 2.8% a 4,657 millones de pesos, comparada con 4,791 millones de pesos en el 2002.

La utilidad neta mayoritaria por Unidad(1) fue de 0.966 pesos para el 4T03 y 2.919 pesos para el 2003. La utilidad neta mayoritaria por cada ADR de FEMSA, considerando un tipo de cambio de 11.235 pesos por dólar, fue de 2.598 dólares para el año 2003. La utilidad neta mayoritaria consolidada ascendió a 3,093 millones de pesos para el 2003, la cual representa un 5.0% más que la del año 2002.

La inversión en activo fijo fue de 1,767 millones de pesos para el 4T03 y 6,789 millones de pesos para el 2003.

La deuda neta consolidada, al 31 de diciembre del 2003, registró una disminución de 84 millones de dólares en comparación con septiembre del 2003. FEMSA registró un saldo de efectivo de 7,733 millones de pesos ($688 millones de dólares); la deuda a corto plazo fue de 2,428 millones de pesos ($216 millones de dólares) y la deuda a largo plazo ascendió a 35,933 millones de pesos ($3,198 millones de dólares).

Es importante aclarar, que a partir de este reporte se incluye un anexo con información relativa al flujo bruto de operación consolidado y posición de deuda neta.

Coca-Cola FEMSA

Los resultados financieros de Coca-Cola FEMSA y la discusión de estos se incorporan por referencia al reporte trimestral de Coca-Cola FEMSA en los anexos de este comunicado.

FEMSA Cerveza

El volumen de ventas nacional aumentó en 5.2% a 5.820 millones de hectolitros en el 4T03, principalmente como resultado de una favorable demanda durante el mes de diciembre y crecimientos en todas las regiones del país. Para el 2003 el volumen de ventas nacional aumentó 3.3% alcanzando 22.582 millones de hectolitros. Este incremento es resultado de varios factores: (i) no hubo aumento de precios desde principios del 2002, (ii) promociones exitosas particularmente en las marcas Sol e Indio, y (iii) una modesta pero evidente recuperación en la economía mexicana, estimando un crecimiento de 1.3% en el Producto Interno Bruto durante el 2003. En términos nominales el precio promedio por hectolitro se incrementó 1.4%, lo anterior demuestra un cambio en la mezcla de productos hacia presentaciones de mejor precio, como lo son botellas no retornables y latas.

El volumen de ventas de exportación se incrementó 2.9% a 418.5 millones de hectolitros durante el 4T03 y 1.4% ascendiendo a 1.982 millones de hectolitros en el 2003. Lo anterior, fue debido al crecimiento en el volumen de ventas a Estados Unidos de 1.2%, destino principal de exportación con las marcas Tecate y Dos Equis. El resto del incremento en el volumen durante el 2003, fue debido al crecimiento del 30.7% en las exportaciones a Centro y Sudamérica, lo cual compensó una disminución del 14.9% en volumen exportado a Asia. En estas regiones Sol es la marca líder de exportación. Los ingresos de exportación por hectolitro aumentaron 9.0% en términos de pesos, principalmente como resultado de una devaluación real del peso contra el dólar en el 2003 y a un moderado incremento en el precio en dólares, el cual fue implementado a finales del 2002.
Los ingresos totales registraron un incremento de 3.0% a 5,540 millones de pesos durante el 4T03, resultado del crecimiento de 5.0% en el volumen total, el cual compensa la disminución de 1.5% en términos reales en el precio promedio por hectolitro.

En el 2003, los ingresos totales mostraron un crecimiento de 1.3% a 21,924 millones de pesos comparados con 21,643 millones de pesos obtenidos durante el 2002. Los ingresos nacionales representan aproximadamente el 93% del total, mientras que el 7% restante provienen de exportaciones.

El costo de ventas permaneció en línea con el crecimiento de los ingresos ascendiendo a 2,387 millones de pesos durante el 4T03 comparado con 2,339 millones de pesos durante el 4T02. La utilidad bruta alcanzó 3,152 millones de pesos, 3.8% de incremento en comparación al 4T02. Para el año 2003, el costo de ventas permaneció en línea con el crecimiento de los ingresos totales, ascendiendo a 9,425 millones de pesos comparado con 9,282 millones de pesos durante el 2002. La utilidad bruta alcanzó 12,499 millones de pesos resultando en un margen bruto de 57.4%, nivel similar al logrado en el 2002. El margen durante el 4T03 y el año 2003 fue resultado de: (i) un incremento en los costos denominados en dólares, los cuales representan aproximadamente una cuarta parte del costo de ventas, y (ii) mejores términos de compra de materias primas, ajustes en la planta laboral y menores costos de fletes de las plantas a los centros de distribución.

Los gastos de administración se incrementaron 9.7% a 596 millones de pesos durante el 4T03 en comparación a 543 millones de pesos del 4T02. Este incremento fue debido principalmente al inicio de la amortización del módulo comercial del Sistema Integral de Negocio ("ERP"). En el año 2003 los gastos de administración se incrementaron 3.1% ascendiendo a 2,333 millones de pesos comparados con 2,262 millones de pesos en el 2002.

Los gastos de venta disminuyeron 0.3% a 1,527 millones de pesos durante el 4T03 comparados con 1,533 millones de pesos del 4T02, como resultado de varias iniciativas para la contención de costos en todas las áreas de la organización. Para el año 2003, los gastos de venta se incrementaron 1.6% a 6,190 millones de pesos comparados con 6,093 millones de pesos en el 2002, debido a un incremento en los gastos variables que crecieron en la misma proporción que las ventas. Estos gastos de venta como porcentaje de los ingresos totales se mantuvieron relativamente estables en 28.2%.

La participación en compañías afiliadas decreció 77.2% y 65.9% durante el 4T03 y el 2003, respectivamente. Esta disminución fue resultado de una reducción en las utilidades de Labatt USA, debido en parte al incremento en gastos de mercadotecnia.

La utilidad de operación (antes de servicios corporativos) se incrementó 2.0% a 1,043 millones de pesos durante el 4T03 comparado con 1,022 millones de pesos en el 4T02. Este incremento es resultado de mayores volúmenes y un mejor nivel de margen bruto. Sin embargo, el margen de operación (antes de servicios corporativos) disminuyó en 20 puntos base a 18.8% de los ingresos totales. Para el año 2003, la utilidad de operación disminuyó 2.1% a 4,007 millones de pesos en comparación de 4,094 millones de pesos en el 2002. En resumen, esta disminución es producto de que no hubo aumento de precios, el inicio de la amortización de la inversión en sistemas de información y las menores utilidades en Labatt USA.

FEMSA Comercio

Los ingresos totales se incrementaron 27.6% a 4,511 millones de pesos durante el 4T03 comparados con 3,536 millones de pesos en el 4T02. La principal razón de este incremento fue resultado de la apertura neta de 257 nuevas tiendas de la cadena comercial Oxxo durante el 4T03 y un total de 582 nuevas tiendas durante el 2003. Al 31 de diciembre del 2003, contamos con 2,798 tiendas Oxxo en territorio nacional, representando un incremento de 26.3% con respecto al 2002. Con este ritmo de crecimiento, Oxxo se ha convertido en la cadena de tiendas de conveniencia más reconocida en todo México.

En el 2003, los ingresos totales crecieron en 25.3% a 16,601 millones de pesos comparados con 13,247 millones de pesos registrados en el 2002.

Las ventas mismas tiendas de Oxxo aumentaron un promedio de 11.0% durante el 4T03, reflejando un incremento en el "ticket" promedio de 4.1% y un crecimiento en el tráfico por tienda de 6.7%. Este aumento es producto del rápido ritmo de expansión, así como un mejor manejo de categorías que permite a Oxxo optimizar la mezcla de productos dentro de la tienda. Es importante mencionar que la información de ventas mismas tiendas es diferente al que históricamente se presentaba como "Tiendas Maduras Comparativas", en la cual se consideraba la variación en ventas promedio de aquellas tiendas que estuvieron en operación por más de 18 meses. Oxxo ahora calcula la variación en ventas de las mismas tiendas con respecto a períodos anteriores, y se alinea con los estándares de la industria.

Para el 2003, las ventas mismas tiendas de Oxxo aumentaron un promedio de 8.2% reflejando un incremento en el "ticket" promedio de 1.7% y un incremento en el tráfico por tienda de 6.5%.

La comparación histórica de la información de las ventas mismas tiendas para el 2002 y 2003 en forma trimestral y anual, se presenta en el apéndice.

La utilidad bruta alcanzó 1,224 millones de pesos durante el 4T03, registrando un margen bruto de 27.1% de los ingresos totales. Esto representa una disminución de 94 puntos base con respecto al 4T02.

En el 2003, el incremento en el costo de ventas permaneció en línea con el crecimiento en los ingresos totales, ascendiendo a 12,199 millones de pesos comparados con 9,739 millones de pesos en el 2002, un incremento de 25.3%. Como resultado de lo anterior, la utilidad bruta se mantuvo estable como porcentaje de las ventas totales ascendiendo a 4,402 millones de pesos en el 2003 comparada con 3,507 millones de pesos en el 2002, un 25.5% por arriba del año anterior.

Los gastos de administración se incrementaron 12.3% a 90 millones de pesos durante el 4T03, dado que se amplió la estructura administrativa para apoyar el proceso de expansión. En particular abrimos dos nuevas oficinas administrativas regionales con lo que ahora se tienen 37 en todo México. En el 2003, los gastos de administración se incrementaron 12.1% a 285 millones de pesos, como resultado del proceso de expansión.
Los gastos de venta alcanzaron 902 millones de pesos durante el 4T03 y permanecieron estables como porcentaje de los ingresos totales en 20.0%. En el 2003, los gastos de venta se incrementaron 26.0% a 3,336 millones de pesos, en línea con el 2002. Nuestras continuas inversiones en tecnología, sistemas, distribución y personal, están destinadas a fortalecer el esquema de negocios y la continua expansión de Oxxo.

La utilidad de operación creció 46.9% a 233 millones de pesos, generando 72 puntos base de mejoría en el margen de operación, el cual fue del 5.2% para el 4T03. Para el 2003, la utilidad de operación creció 28.9% a 781 millones de pesos. Este incremento permaneció en línea con el crecimiento en ventas y contribuyó a que el margen de operación resultara ligeramente por encima del 4.6% del 2002 ascendiendo a 4.7% de los ingresos totales.

FEMSA Empaques

Los ingresos totales registraron un crecimiento de 8.8% ascendiendo a 1,937 millones de pesos durante el 4T03. Este aumento se atribuye a: (i) 1.6% de incremento neto en el volumen de ventas de latas de bebidas, principalmente para Coca-Cola FEMSA y FEMSA Cerveza, (ii) la devaluación del peso, lo cual compensó una pequeña disminución en el precio promedio de estos productos, los cuales están denominados en dólares, (iii) un incremento en el volumen de ventas de refrigeradores para nuevos territorios de Coca-Cola FEMSA y (iv) la producción de cajas de plástico para la nueva presentación de botellas de 2.5 litros para Coca-Cola FEMSA. Estos factores también originaron el crecimiento de 7.1% en los ingresos totales ascendiendo a 7,352 millones de pesos durante el 2003.

El costo de ventas alcanzó 1,515 millones de pesos durante el 4T03 resultando en una contracción de 152 puntos base en el margen bruto, el cual fue del 21.9% de las ventas netas. Esta disminución se debió principalmente a: (i) un incremento en el costo de materias primas denominadas en dólares, (ii) un aumento en los gastos de depreciación relacionados con los moldes utilizados para la fabricación de cajas de plástico para botellas de 2.5 litros, (iii) la reposición de uno de los hornos para botellas de vidrio que fue remplazado a principios del 2003 y (iv) a altos costos de energía. El costo de ventas alcanzó 5,639 millones de pesos, resultando en un margen bruto de 23.4% en el 2003.

Los gastos de administración se redujeron 25.4% a 42 millones de pesos durante el 4T03, debido a los ajustes en el nivel de personal y optimización de ciertos procesos administrativos. Los gastos de venta disminuyeron 19.1% a 97 millones de pesos durante el 4T03. Esta reducción fue resultado de menores costos en fletes y de la recuperación de cuentas previamente consideradas como incobrables. En el 2003 los gastos de administración se redujeron 8.2% ascendiendo a 177 millones de pesos, debido a iniciativas de reducción de costos implementadas durante el año. Los gastos de venta se incrementaron 1.4% ascendiendo a 437 millones de pesos en el 2003, principalmente como resultado del incremento en el volumen de ventas de refrigeradores y cajas de plástico.

La utilidad de operación aumentó 18.3% a 283 millones de pesos durante el 4T03, resultando un margen de operación (antes de servicios corporativos) de 14.6% de los ingresos totales, un incremento de 120 puntos base durante el 4T03. Para el 2003, la utilidad de operación aumentó 5.1% ascendiendo a 1,098 millones de pesos.

Se presentó cierta información financiera de Fomento Económico Mexicano, S.A. de C.V. y subsidiarias ("FEMSA") para el cuarto trimestre e información auditada para el año terminado el 31 de diciembre del 2003, comparada con el cuarto trimestre y el año terminado el 31 de diciembre del 2002. Somos una empresa tenedora, cuyas principales actividades están agrupadas bajo las siguientes compañías subtenedoras y realizadas por sus respectivas subsidiarias operativas: Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), la cual se dedica a la producción, distribución y venta de refrescos; FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), la cual se dedica a la producción, distribución, y venta de cerveza; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), la cual opera tiendas de conveniencia y FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), la cual se dedica a la producción y distribución de materiales de empaque.

Todas las cifras en este reporte están expresadas en pesos mexicanos constantes ("Pesos" o "Ps") con poder adquisitivo al 31 de diciembre del 2003 y fueron preparadas de acuerdo con los Principios de Contabilidad Generalmente Aceptados en México ("PCGA México"); por lo tanto, todos los cambios porcentuales están expresados en términos reales.

Declaración de funcionarios:

"Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contendida en el presente reporte trimestral, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en estre reporte trimestral o que el mismo contenga información que pudiera inducir a error a los inversionistas"

José Antonio Fernández Carbajal
Director General

Federico Reyes García
Director de Finanzas

Principales Políticas Contables.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. Aun cuando pueden llegar a diferir de su efecto final, la administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

a) Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas, mediante la aplicación de factores de inflación.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores de inflación.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo al cierre del ejercicio, utilizando factores de inflación para las subsidiarias en México y para las subsidiarias en el extranjero se utiliza el factor de inflación del país de origen y el tipo de cambio de cierre del ejercicio.

La información financiera de ejercicios anteriores de las subsidiarias mexicanas fue actualizada utilizando factores derivados de inflación de México y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del ejercicio. Consecuentemente, las cifras son comparables entre sí y con ejercicios anteriores, al estar expresadas en términos de la misma moneda y del mismo poder adquisitivo.

b) Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de bancos y casas de bolsa, valuados a valor de mercado.

c) Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan aplicando factores de inflación considerando su antigüedad promedio.

El costo de ventas del ejercicio se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

d) Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan en un plazo máximo de 12 meses, de acuerdo al tiempo de transmisión de los anuncios. Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación al momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del ejercicio en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

e) Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición.

FEMSA Cerveza clasifica las botellas y cajas como inventarios. El gasto por rotura se carga a los resultados en la medida en que ocurre.

Coca-Cola FEMSA clasifica las botellas y cajas dentro del rubro de propiedad, planta y equipo. Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación, calculado con una vida útil estimada de cinco años para envase de vidrio retornable y de un año para envase de plástico retornable. Las botellas y cajas entregadas a los clientes por las cuales se recibe un depósito, se presentan disminuyendo el saldo de botellas y cajas, y la diferencia entre el costo y los depósitos recibidos, se amortiza a resultados de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no se recibe depósito, se reconocen como gasto de ventas, cuando son puestas a disposición del cliente.

f) Inversión en Acciones:
La inversión en acciones en compañías asociadas se registra a su costo de adquisición y posteriormente se valúa a través del método de participación. La inversión en acciones en compañías afiliadas, en las cuales la Compañía no tiene influencia significativa, se registra al costo de adquisición y se valúan a valor de mercado. Si estas inversiones no tienen un valor de mercado se valúan mediante la aplicación de factores de inflación del país de origen.

g) Propiedad, Planta y Equipo:
Los activos se registran originalmente a su costo de adquisición y/o construcción. La propiedad, planta y equipo de procedencia nacional se actualiza aplicando factores de inflación del país de origen, excepto por las botellas y cajas de Coca-Cola FEMSA (ver Nota 5 e). La propiedad, planta y equipo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del ejercicio.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los activos se presenta a continuación:

	Años
Edificios y construcciones	40-50
Maquinaria y equipo	12-20
Equipo de distribución	10-12
Equipo de computo	3-4

h) Otros Activos:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro y consisten en:

· Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan en el plazo establecido en los contratos con base en el volumen vendido por los clientes. Los contratos con clientes tienen una vigencia entre tres y cuatro años.

Hasta diciembre del 2001, la amortización se registraba dentro de los gastos de operación. A partir del 2002, la Compañía adoptó los lineamientos del Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Contabilidad de las Consideraciones Dadas por un Vendedor al Cliente o de un Revendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

· Mejoras en propiedades arrendadas, se actualizan aplicando factores de inflación, y se amortizan en línea recta de acuerdo al plazo en que se espera recibir los beneficios.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en el futuro. A partir del 2003, la Compañía aplica el Boletín C-8 "Activos Intangibles" ("C-8"), el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Adicionalmente, el C-8 requiere que sean identificados todos los activos intangibles con el fin de reducir al máximo el crédito mercantil asociado a la combinación de negocios. Anterior al 2003, el exceso del precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios era considerado como crédito mercantil. Con la adopción del C-8, Coca-Cola FEMSA ahora considera dicho exceso principalmente comoDerechos para producir y distribuir productos de la Marca Coca-Cola. La Compañía clasifica sus activos intangibles en activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía recibirá los beneficios. Los activos con vida definida son amortizados a lo largo de su vida útil y están representados principalmente por:

· Gastos por inicio de actividades, que corresponden a los gastos incurridos antes de que se inicien operaciones en las tiendas Oxxo por concepto de rentas pagadas, permisos y licencias. Estos se actualizan con base a factores de inflación y se amortizan en línea recta de acuerdo con el plazo del contrato de arrendamiento.

· Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, capitalizados de acuerdo con las disposiciones establecidas en el C-8 y se amortizan en línea recta en un período de 4 años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el ejercicio en que se incurren.

Los activos intangibles con vida indefinida no son amortizados, sin embargo, están sujetos a una revisión periódica de deterioro y consisten en:

· Derechos para produciry distribuir productos de la Marca Coca-Cola en los territorios adquiridosmediante contratos comunes que The Coca-Cola Company tiene celebrados con sus embotelladores fuera de Estados Unidos para la venta del concentrado de ciertas marcas de The Coca-Cola Company. Los principales contratos tienen una duración de 10 años, renovables automáticamente, sujetos al consentimiento de ambas partes. Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se actualizan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del ejercicio.

· Derechos de distribución de FEMSA Cerveza que representan pagos hechos a concesionarios para la adquisición de una franquicia previamente otorgada, los cuales son sustancialmente iguales a los valores de mercado.

El crédito mercantil representa la diferencia entre el valor pagado y el valor razonable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil se registra en la moneda de la subsidiaria adquirida y se actualiza utilizando los factores de inflación del país de origen y el tipo de cambio del cierre del ejercicio. El crédito mercantil es amortizado en un periodo no mayor a 20 años.

j) Deterioro de Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y otros activos de largo plazo para reconocer una baja en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos de efectivo descontados que estima ese activo va a generar en el futuro, contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones de Coca-Cola FEMSA. Los recursos recibidos para publicidad y promociones se registran como una reducción a los gastos de venta.

Adicionalmente, The Coca-Cola Company participa en el programa de inversión en refrigeradores y dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados, los cuales están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión reducida de la participación de The Coca-Cola Company, se capitaliza en la cuenta de propiedad, planta y equipo.

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones, prima de antigüedad y servicios médicos posteriores al retiro, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos económicos de largo plazo y dicha actualización se registra en el capital contable. El incremento en el saldo de las obligaciones laborales se registra como un gasto en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años y en el caso de servicios médicos posteriores al retiro es de 20 años, ambos a partir de 1996. La amortización del ejercicio se registra como un gasto en el estado de resultados.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones y servicios médicos posteriores al retiro, a través de un fideicomiso irrevocable a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del ejercicio en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos, neto.

m) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los productos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

n) Gastos de Operación
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

o) Impuestos Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta y la participación de los trabajadores en las utilidades son registrados en los resultados del ejercicio en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del ejercicio y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferido.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como activo o pasivo a largo plazo, independientemente del plazo en que se espera se reviertan las diferencias temporales.

El impuesto diferido aplicable al resultado del ejercicio se determina comparando el saldo de impuestos diferidos al final del ejercicio contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas limitada al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de los países en el extranjero han sido determinados con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

p) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
Los gastos y productos financieros se registran cuando se devengan.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda del país de origen al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente, los activos y pasivos monetarios denominados en monedas extranjeras se expresan al tipo de cambio de cierre del ejercicio. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica (ver Nota 4).

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero por los cuales se haya designado una cobertura económica.

q) Instrumentos Financieros:
La Compañía contrata instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los resultados de operación y si se contrata para cubrir necesidades de financiamiento, se registra como fluctuación cambiaria, gasto financiero o producto financiero, según el contrato correspondiente.

A partir de enero del 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura valúan utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, se valúan a su valor razonable. La diferencia entre el valor inicial y final del ejercicio de los activos y pasivos financieros, se registra en el resultado del ejercicio.

r) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores de inflación a los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

s) Utilidad Integral:

La utilidad integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del ejercicio, y se presenta en el estado de variaciones en las cuentas de capital contable consolidado.

t) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: FEMSA TRIMESTRE: 4 AÑO: 2003

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 GRUPO INDUSTRIAL EMPREX, S.A. DE C.V.	TENEDORA DE ACCIONES	541,267,198	99.98	6,734,991	26,906,453
2 COMPAÑÍA INTERNACIONAL DE BEBIDAS S.A. DE C.V.	TENEDORA DE ACCIONES	2,712,318	100.00	6,666,956	10,302,141
3 FEMSA LOGÍSTICA, S.A. DE C.V.	TENEDORA DE ACCIONES	292,587,988	100.00	307,945	301,772
4 ELIMINACIÓN ACCIONES		1	0.00	(13,709,892)	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				0	37,510,366
ASOCIADAS					
1 LABATT U.S.A.		3,175	30.00	39,384	162,269
2 IEQSA		98,232	33.68	59,692	123,771
3 CICAN		9,620	48.10	36,154	51,401
4 BETA SAN MIGUEL		355,420	2.54	30,348	30,348
5 TAPON CORONA		547,960	40.00	20,285	19,666
6 MOLSON		745,739	0.74	228,253	235,987
7 OTRAS ASOCIADAS (4) (No. DE ASOC.:)		1	0.00	0	315,555
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				414,116	938,997
OTRAS INVERSIONES PERMANENTES					0
TOTAL					38,449,363

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMER	16/12/2004	6.28	905,000	0	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN	01/11/2006	6.95	0	0	0	0	0	0	0	0	0	0	0	2,247,000	0	0
JP MORGAN	30/01/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,432,787
ORGANISMOS FINANCIEROS																
ARTESIA	15/11/2004	2.52	0	0	0	0	0	0	0	0	0	6,640	0	0	0	0
BANAMEX	20/12/2007	10.31	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	6.61	0	543,903	0	0	0	0	0	0	0	0	0	0	0	0
BANCOMER	30/09/2008	4.39	0	0	0	0	22,459	112,297	202,135	224,595	0	0	0	0	0	0
BANCOMER	30/09/2008	4.34	0	0	0	0	22,428	112,145	201,861	224,290	0	0	0	0	0	0
BAYERISCHE	15/05/2006	1.47	0	0	0	0	0	0	0	0	0	1,322	1,322	661	0	0
BAYERISCHE	28/09/2007	2.18	0	0	0	0	0	0	0	0	0	0	26,215	26,215	26,215	0
BAYERISCHE	26/06/2006	1.43	0	0	0	0	0	0	0	0	0	1,324	1,324	662	0	0
BAYERISCHE	08/03/2004	2.48	0	0	0	0	0	0	0	0	0	112,350	0	0	0	0
BAYERISCHE	15/05/2007	1.47	0	0	0	0	0	0	0	0	0	1,256	1,256	1,256	628	0
BAYERISCHE	18/06/2004	2.47	0	0	0	0	0	0	0	0	0	4,438	0	0	0	0
BAYERISCHE	25/03/2004	1.38	0	0	0	0	0	0	0	0	0	815	0	0	0	0
BAYERISCHE	17/01/2005	1.31	0	0	0	0	0	0	0	0	0	1,371	686	0	0	0
BAYERISCHE	17/01/2005	1.31	0	0	0	0	0	0	0	0	0	1,668	834	0	0	0
BAYERISCHE	29/04/2005	1.64	0	0	0	0	0	0	0	0	0	1,396	698	0	0	0
BAYERISCHE	06/01/2006	4.43	0	0	0	0	0	0	0	0	0	2,472	2,472	1,236	0	0
BAYERISCHE	09/09/2005	4.37	0	0	0	0	0	0	0	0	0	16,076	16,076	0	0	0
BAYERISCHE	30/08/2005	4.63	0	0	0	0	0	0	0	0	0	1,862	1,862	0	0	0
BAYERISCHE	30/09/2005	1.68	0	0	0	0	0	0	0	0	0	645	645	0	0	0
BAYERISCHE	28/02/2006	1.70	0	0	0	0	0	0	0	0	0	924	924	462	0	0
BAYERISCHE	31/01/2006	1.64	0	0	0	0	0	0	0	0	0	897	897	448	0	0
BAYERISCHE	02/05/2006	1.71	0	0	0	0	0	0	0	0	0	1,211	1,211	605	0	0
BAYERISCHE	30/11/2008	1.63	0	0	0	0	0	0	0	0	0	7,041	7,041	7,041	7,041	7,041
BAYERISCHE	31/07/2006	1.64	0	0	0	0	0	0	0	0	0	834	834	834	0	0

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 4 AÑO: 2003

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
BAYERISCHE	30/01/2007	1.83	0	0	0	0	0	0	0	0	0	990	990	990	495	0
BAYERISCHE	28/09/2006	1.68	0	0	0	0	0	0	0	0	0	1,828	1,828	1,828	0	0
BAYERISCHE	30/04/2007	1.74	0	0	0	0	0	0	0	0	0	1,457	1,457	1,457	729	0
BAYERISCHE	31/10/2006	1.71	0	0	0	0	0	0	0	0	0	5,061	5,061	5,061	0	0
BAYERISCHE	31/07/2007	1.54	0	0	0	0	0	0	0	0	0	4,184	4,184	4,184	4,184	0
BAYERISCHE	30/10/2007	1.64	0	0	0	0	0	0	0	0	0	2,497	2,497	2,497	1,249	0
BAYERISCHE	31/01/2008	1.54	0	0	0	0	0	0	0	0	0	1,934	1,934	1,934	1,934	967
BAYERISCHE	28/05/2013	1.60	0	0	0	0	0	0	0	0	0	21,053	21,053	21,053	21,053	115,793
BAYERISCHE	12/04/2005	2.07	0	0	0	0	0	0	0	0	0	8,859	4,430	0	0	0
BAYERISCHE	26/01/2004	1.32	0	0	0	0	0	0	0	0	0	1,023	0	0	0	0
BAYERISCHE	15/02/2006	1.38	0	0	0	0	0	0	0	0	0	1,094	1,093	547	0	0
BAYERISCHE	18/12/2006	1.43	0	0	0	0	0	0	0	0	0	3,429	3,429	3,429	0	0
BAYERISCHE	16/10/2006	1.38	0	0	0	0	0	0	0	0	0	1,453	1,453	1,453	0	0
BAYER-LAND	07/04/2004	2.63	0	0	0	0	0	0	0	0	0	112,350	0	0	0	0
BBV-BANCOMER	15/08/2004	1.77	0	0	0	58,175	0	0	0	0	0	0	0	0	0	0
BBV-BANCOMER	23/12/2005	2.14	0	0	0	404,460	505,575	0	0	0	0	0	0	0	0	0
BBV-BANCOMER	16/08/2006	2.69	0	0	0	134,820	269,640	449,400	0	0	0	0	0	0	0	0
BBV-BANCOMER	16/08/2006	2.34	0	0	0	124,709	187,063	311,771	0	0	0	0	0	0	0	0
BCO- BOSTON	15/03/2004	2.18	0	0	0	0	0	0	0	0	0	41,570	0	0	0	0
BONDS COLOMBIA	31/12/2005	10.56	0	0	0	0	0	0	0	0	0	0	265,691	0	0	0
BONDS COLOMBIA	31/12/2005	9.72	0	0	0	0	0	0	0	0	0	0	0	161,979	0	0
BONDS COLOMBIA	31/12/2005	10.72	0	0	0	0	0	0	0	0	0	0	0	0	138,506	0
BOSTON LEASING	03/11/2008	3.14	0	0	0	0	0	0	0	0	0	19,896	20,549	21,222	21,919	12,645
BOSTON LEASING	30/07/2008	3.12	0	0	0	0	0	0	0	0	0	4,739	4,871	5,026	5,187	3,999
CITIBANK	19/08/2008	6.08	0	282,500	0	0	0	0	0	0	0	0	0	0	0	0
CITIBANK	08/11/2007	3.82	0	0	0	0	0	0	0	0	0	11,033	12,138	13,354	14,692	0
CITIBANK	09/05/2006	3.34	0	0	0	0	0	0	0	0	0	3,817	4,083	8,326	0	0
CITIBANK	20/01/2004	1.98	0	0	0	0	0	0	0	0	0	134,820	0	0	0	0
CITIBANK BRASIL	31/12/2004	3.40	0	0	0	0	0	0	0	0	0	270,124	0	0	0	0

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
CITIBANK VENEZUELA	01/01/2004	2.40	0	0	0	0	0	0	0	0	0	370,755	0	0	0	0
COMERICA	28/09/2004	4.94	0	0	0	0	0	0	0	0	0	280,875	0	0	0	0
COMERICA VENEZUELA	31/12/2004	2.08	0	0	0	0	0	0	0	0	0	112,350	0	0	0	0
COMMERCE	17/07/2004	2.14	0	0	0	0	0	0	0	0	0	56,175	0	0	0	0
GE CAPITAL LEASING	01/07/2009	5.43	0	0	0	0	0	0	0	0	0	25,221	27,973	27,973	37,610	75,219
GE CAPITAL LEASING	01/10/2007	9.44	0	0	0	0	0	0	0	0	0	369	369	369	369	0
GE CAPITAL LEASING	02/02/2008	10.07	0	0	0	0	0	0	0	0	0	7,200	7,200	7,200	7,200	1,800
JP MORGAN	15/04/2006	2.14	0	0	0	0	0	0	0	0	0	0	0	3,218,828	0	0
JP MORGAN	30/04/2008	2.66	0	0	0	0	0	0	0	0	0	0	390,416	780,833	780,833	390,416
JP MORGAN	30/04/2008	6.83	0	2,741,250	0	0	0	0	0	0	0	0	0	0	0	0
JP MORGAN	30/04/2006	8.65	0	1,417,754	0	0	0	0	0	0	0	0	0	0	0	0
RABOBANK	24/09/2004	6.47	0	0	0	0	0	0	0	0	0	2,415	0	0	0	0
RABOBANK	06/02/2004	2.41	0	0	0	0	0	0	0	0	0	224,700	0	0	0	0
SANTANDER	31/01/2004	2.40	31,250	0	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	25/04/2006	2.06	13,333	20,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	31/10/2005	2.06	19,891	19,919	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER VENEZUELA	31/12/2004	2.01	0	0	0	0	0	0	0	0	0	112,350	0	0	0	0
SCOTIA	31/07/2008	6.81	192,000	440,000	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BANCARIOS			1,161,474	7,945,326	0	720,164	1,007,166	985,613	403,896	448,885	0	2,010,163	847,196	6,595,963	1,069,844	4,040,967

CLAVE DE COTIZACION: FEMSA
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS
(MILES DE PESOS)

TRIMESTRE: 4 AÑO: 2003

INFORMACION DICTAMINADA

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
SCOTIA	25/04/2003	5.55	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	25/04/2003	7.01	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	25/04/2003	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	16/07/2003	5.45	0	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	16/07/2003	6.81	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
VARIOS	16/07/2003	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
VARIOS	16/08/2004	9.40	0	0	0	0	0	0	0	0	0	1,123,500	0	0	0	0
TOTAL BURSATILES			0	10,000,000	0	0	0	0	0	0	0	1,123,500	0	0	0	0
PROVEEDORES																
PROVEEDORES VARIOS			4,542,145	0	0	0	0	0	0	0	0	2,432,423	0	0	0	0
TOTAL PROVEEDORES			4,542,145	0	0	0	0	0	0	0	0	2,432,423	0	0	0	0
OTROS			2,597,677	0	0	0	0	0	0	0	0	712,595	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			2,597,677	0	0	0	0	0	0	0	0	712,595	0	0	0	0
			8,301,298	17,945,326	0	720,164	1,007,166	985,613	403,996	448,885	0	6,278,681	847,196	6,595,963	1,069,844	4,040,967

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA ***Impresión Final***

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	147,480	1,656,935	267,710	3,007,726	4,664,661
PASIVO	1,928,710	21,669,056	514,188	5,776,908	27,445,964
	534,925		346,042	3,887,787	9,897,673
	1,393,785		168,146	1,889,121	17,548,291
SALDO NETO	(1,781,230)	(20,012,121)	(246,478)	(2,769,182)	(22,781,303)

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	24,585,381	21,669,598	(2,915,783)	0.40	(11,787)
FEBRERO	22,997,297	22,121,834	(875,463)	0.28	(2,432)
MARZO	22,762,441	21,650,043	(1,112,398)	0.63	(7,022)
ABRIL	22,476,069	22,323,082	(152,987)	0.17	(261)
MAYO	30,320,857	29,974,861	(345,996)	(0.32)	1,116
JUNIO	43,502,471	49,956,343	6,453,872	0.08	5,331
JULIO	18,445,140	49,538,856	31,093,716	0.14	45,068
AGOSTO	24,707,031	54,607,147	29,900,116	0.30	89,694
SEPTIEMBRE	26,455,821	56,799,970	30,344,149	0.60	180,639
OCTUBRE	19,656,291	50,176,387	30,520,096	0.37	111,902
NOVIEMBRE	17,478,351	49,905,634	32,427,283	0.83	269,153
DICIEMBRE	21,441,748	49,714,288	28,272,540	0.43	121,540
ACTUALIZACION:	0	0	0	0.00	14,701
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	137,381
OTROS	0	0	0	0.00	0
TOTAL					**955,023**

OBSERVACIONES

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICA

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
CERVEZA	PRODUCCION DE CERVEZA	32,496,000	74
KOF		0	0
MÉXICO	ELABORACION, EMBOTELLADO Y DISTRIBUCION	1,417,345	60
GUATEMALA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	30,303	55
NICARAGUA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	26,807	71
COSTA RICA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	37,992	56
PANAMA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	28,830	36
COLOMBIA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	264,036	38
VENEZUELA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	268,763	42
BRASIL	ELABORACION, EMBOTELLADO Y DISTRIBUCION	378,969	56
ARGENTINA	ELABORACION, EMBOTELLADO Y DISTRIBUCION	206,736	60
EMPAQUE		0	0
FAMOSA HERMETAPAS	MANUFACTURA TAPAS METALICAS	20,000,000	86
FAMOSA LATA BEBIDAS	MANUFACTURA LATA BEBIDAS	3,200,000	99
FAMOSA LATA ALIMENTOS	MANUFACTURA LATA ALIMENTOS	650,000	70
FAMOSA TAPAS DE PLASTICO	MANUFACTURA TAPAS DE PLASTICO	1,100,000	100
GRAFO-REGIA	PRODUCCION DE TRABAJOS DE ARTES GRAFICAS (TONS)	13,500	94
SIVESA	FABRICACION DE BOTELLAS DE VIDRIO (UDS)	1,250,000	82
PTM	MANUFACTURA DE PRODUCTOS DE PLASTICO	7,080	65
QUIMIPRODUCTOS	FABRICA DE PRODUCTOS QUIMICOS	17,412	79
VENDO	FABRICA DE REFRIGERADORES COMERCIALES	180,300	59

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
NO APLICA					

OBSERVACIONES

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
COCA-COLA FEMSA REFRESCOS	1,460,298	17,980,349	849,322	23,796,952		SPRITE,LIFT,CIEL, DELAWARE PUNCH COCA-COLA, FANTA COCA-COLA LIGHT SENZAO, BEAT	CONSUMIDORES Y DETALLISTAS
FEMSA CERVEZA CERVEZA	23,966	6,387,425	22,582	20,456,690		TECATE, TECATE LIGH CARTA BLANCA, SUPEI DOS EQUIS LAGER, DO INDIO, SOL, BOHEMIA	CONSUMIDORES Y DETALLISTAS
FEMSA COMERCIO VENTAS AL DETALLE OTRAS VENTAS				16,600,620 738,502		VARIOS	CONSUMIDOR FINAL
TOTAL		24,367,774		61,592,764			

CLAVE DE COTIZACION: **FEMSA**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2003**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
CERVEZA			1,981	1,466,975	72 PAISES	TECATE,DOS EQUIS, SOL, BOHEMIA, CARTA BLANCA, CHIHUAHUA	CONSUMIDORES Y DETALLISTAS
LATA BEBIDAS			581,648	370,055	USA/CARIBE/ CENTROAMERICA	FAMOSA	BALL CORPORATION/B LOS PORTALES/FLORII
HERMETAPA			8,408,459	387,284	CHILE/CARIBE/ USA	FAMOSA	LABATT / MILLER COORS BREWING/CIA.'
TAPA ECOLÓGICA			265,246	50,915	CARIBE/SALVADOR HONDURAS	FAMOSA	INTERCER BUCANERO LOS PORTALES/DOLE I
FLEXIBLES (TONS)				11,597	CENTROAMERICA/	GRAFO	COLGATE PALMOLIVE
BOTELLAS			21,082	25,211	CARIBE	SISA	
REFRESCOS			559,056	11,932,464	ARGENTINA /BRASIL/ COLOMBIA/COSTA RICA/ GUATEMALA/NICARAGUA PANAMA/VENEZUELA	SPRITE, DIET SPRITE QUATRO, TAI, KIN, SCHWEPPES, FANTA COCA-COLA, COCA-COLA LIGHT	CONSUMIDORES Y DETALLISTAS
OTRAS VENTAS				54,018			
TOTAL				14,298,519			

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NO APLICA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen, y de acuerdo a los principios contables aplicables para cada país. Para efectos de su incorporación en los estados financieros consolidados de FEMSA son convertidos a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del ejercicio aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del ejercicio.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Si la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del Costo Integral de Financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el costo integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el costo integral de financiamiento.

Si la Compañía no designa una cobertura económica, la fluctuación cambiaria y el resultado por posición monetaria se registran en el costo integral de financiamiento.

Los saldos con subsidiarias en el extranjero, se consideran como inversión de largo plazo, por lo que el resultado por posición monetaria y la fluctuación cambiaria, generados por dichos saldos son registrados en la cuenta de resultado acumulado por conversión, en el capital contable.

En diciembre del 2001, el gobierno de la República de Argentina estableció una serie de medidas en materia económica, entre las cuales destacan las restricciones para disposiciones de efectivo y para realizar operaciones en monedas extranjeras. El 1 de julio del 2002, ante la situación económica de Argentina y la incertidumbre con respecto al periodo de recuperación, así como la inestabilidad en el tipo de cambio, la Compañía realizó una valuación de su inversión en Coca-Cola FEMSA Buenos Aires mediante el método de múltiplos de valor de mercado de compañías similares reconociendo un deterioro del crédito mercantil generado por la adquisición por un monto de Ps. 457, el cual se registró en resultados. Debido a lo anterior, la inversión neta en Coca-Cola FEMSA Buenos Aires se dejó de utilizar como cobertura económica para los pasivos denominados en dólares contratados para esta adquisición.

En enero del 2003, el Gobierno de Venezuela suspendió el intercambio de bolívares por dólares y en febrero implementó un régimen de control de cambios, bajo el cual se creó la agencia de control cambiario ("CADIVI") quien aprueba todas las transacciones en moneda extranjera e instruye al Banco Central de Venezuela ("BCV") para que realice las operaciones aprobadas. Bajo el régimen de control de cambio los dólares americanos son operados por el BCV a un tipo de cambio de 1,600 bolívares por dólar americano. La mayoría de las operaciones en el 2003 fueron insuficientes en relación con los montos requeridos. En vista de la incertidumbre con respecto a la disponibilidad de los dólares al tipo de cambio oficial, la Compañía utilizó el tipo de cambio disponible de cierre, el cual fue de 1,853 bolívares por dólar americano, para convertir los estados financieros de su subsidiaria en Venezuela. El 6 de febrero de 2004 se publicó en la Gaceta Oficial una devaluación del bolívar del 20%, quedando el nuevo tipo de cambio oficial en 1,920 bolívares por dólar americano.

La Compañía no designó ninguna inversión como cobertura económica de los pasivos incurridos para adquirir los territorios de Panamco.

CLAVE DE COTIZACION: **FEMSA** TRIMESTRE: **4** AÑO: **2003**

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	600,000,000	2,137,740,090		2,137,740,090	300,000	2,348,655
D		0		2,559,570,360		2,559,570,360		
TOTAL			**600,000,000**	**4,697,310,450**	**0**	**4,697,310,450**	**300,000**	**2,348,655**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
5,297,310,450

PROPORCION DE ACCIONES POR :

CPO's :
T.VINC. :
ADRS's :
GDRS's :
ADS's :
GDS's

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION:
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

____________________________ ____________________________

MONTERREY, NL, A 26 DE FEBRERO DE 2004

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FEMSA** FECHA: 26/02/2004 09:33
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-61-11
DIRECCION DE INTERNET:	www.femsa.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	FEM9805095B4
DOMICILIO FISCAL:	GENERAL ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GENERAL ANAYA 601
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY ,NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	SR. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-60-18
FAX:	(0181) 8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
DOMICILIO:	AV ALFONSO REYES 2202 NTE
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MONTERREY NL

CLAVE DE COTIZACION: **FEMSA** FECHA: 26/02/2004 09:33

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

TELEFONO:	(0181) 8328-60-18
FAX:	(0181) 8328-60-29
E-MAIL:	ychaval@femsa.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C.P. FEDERICO REYES GARCIA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-62-00
FAX:	(0181) 8328-60-80
E-MAIL:	freyes@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MARÍA HINOJOSA MARTÍNEZ
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-60-90
FAX:	(0181) 8328-61-11
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR JURÍDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6180
FAX:	(0181) 8328-6181
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR DE LEGAL
NOMBRE:	LIC. CARLOS ALDRETE ANCIRA
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO

CLAVE DE COTIZACION: **FEMSA** FECHA: 26/02/2004 09:33

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

NOMBRE:	LIC. ALFREDO LIVAS CANTÚ
DOMICILIO:	GENERAL ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	alivas@praxisfin.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	ARQ. JUAN FERNANDO FONSECA SERRATOS
DOMICILIO:	GRAL. ANAYA 601 PTE
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6245
FAX:	(0181) 8328-6080
E-MAIL:	jffonser@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	GERENTE DE ADMINISTRACIÓN E INFORMACIÓN FINANCIERA
NOMBRE:	C.P. ROSA MA. HINOJOSA MARTÍNEZ
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-6090
FAX:	(0181) 8328-6111
E-MAIL:	rmhinmar@femsa.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO:	GRAL. ANAYA 601 PTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64410
CIUDAD Y ESTADO:	MONTERREY NL
TELEFONO:	(0181) 8328-61-80
FAX:	(0181) 8328-61-81
E-MAIL:	cealdanc@femsa.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **FECHA :** **26/02/2004** **09:33**
FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE

CARGO :

NOMBRE :

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2004

Fomento Económico Mexicano S.A. de C.V.



By: ____________________________________

Name: Federico Reyes

Title: Executive Vice President of Finance and Planning